FOR IMMEDIATE RELEASE	August 11, 2025

Micromem Technologies Launches Ultra-Sensitive Liquid-Phase Sensor Targeting Disease Biomarkers with Breakthrough Picomolar Detection

Toronto, Ontario and New York, New York, August 11, 2025 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce the successful development of its liquid-phase nanowire bio-chemical sensor, engineered to detect disease-associated biomarkers at ultra-low concentrations. This innovation marks a critical milestone in the pursuit of more accurate, earlier medical diagnostics.

The sensor has demonstrated limit-of-detection performance down to 1 picomolar (pM) and 20mV/decade sensitivity, enabling the identification of inflammatory and pathological biomarkers previously undetectable by conventional methods.  The sensor platform is fabricated using standard photolithography processes, making it both cost-effective and scalable for high-volume industrial applications.

The initial target analyte is TREM-1 (Triggering Receptor Expressed on Myeloid Cells 1), a key marker known to amplify inflammatory responses and closely associated with a range of diseases including atherosclerosis, cancer, colitis, and fibrosis.

Platform Highlights:

  Ultra-Low Detection Thresholds: Achieves pM-level detection, suitable for early-stage disease monitoring.
  Broad Diagnostic Utility: Customizable for other critical biomarkers involved in cancer, autoimmune disease, and systemic inflammation.
  High Signal Clarity: Nanowire-based response delivers real-time, low-noise output with a strong correlation to analyte concentration.
  Compact and Integratable: Ready for deployment in next-generation lab-on-a-chip, point-of-care, or remote diagnostic devices.
  Manufactured via conventional photolithography techniques, the platform supports efficient, low-cost production-critical for widespread adoption in clinical and point-of-care diagnostics.

Market Relevance

With global demand for biomarker diagnostics expected to exceed $100 billion USD by 2030¹, Micromem's platform presents a compelling opportunity for partnerships with biotech, pharmaceutical, and diagnostics companies seeking next-generation sensor technologies.

This liquid-phase sensor platform originated from work developed on behalf of the Department of National Defence and is evolving into a commercial diagnostic tool.

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¹ According to Grand View Research, the global biomarkers market was valued at USD 59.4 billion in 2022 and is expected to grow at a compound annual growth rate (CAGR) of 13.2% from 2023 to 2030, reaching over USD 110 billion by 2030.

Micromem is positioning its gas detection technology for integration into industrial and environmental systems through targeted partnerships and pilot initiatives.

Precision medicine starts with precision detection. The Company's platform offers the sensitivity, flexibility, and scalability to support a wide array of clinical applications.

With the platform now ready for field validation, the Company is seeking co-development and deployment opportunities with strategic industry partners.  Micromem is focused on expanding commercial readiness and welcomes pilot deployment opportunities.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded company (OTCQB: MMTIF, CSE: MRM),develops, and commercializes advanced sensor solutions using proprietary nanotechnology and analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. It creates platforms the serve the needs of industries that demand accuracy, durability, and real-time intelligence in detection systems.  By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF
 CSE - Symbol: MRM

Shares issued: 607,024,014

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com...